Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF DESIGNATIONS

OF THE

FIG GAME SHARES – PSY2

SERIES OF PREFERRED STOCK OF

FIG PUBLISHING, INC.

September 29, 2016

FIG PUBLISHING, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), hereby certifies that the following resolution pertaining to its Fig Game Shares – PSY2 series of preferred stock of the Company, par value of $0.0001 per share (the “PSY2 Game Shares” or the “Preferred Stock”), was adopted by the board of directors of the Company (the “Board”) by unanimous written consent of the Board as required by Section 151 of the General Corporation Law of the State of Delaware. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Company’s Second Amended and Restated Certificate of Incorporation (the “Amended Certificate”) or, if not defined therein, in the offering circular for the sale of the Preferred Stock as filed with the U.S. Securities and Exchange Commission in September 2016 (the “Offering Circular”).

WHEREAS, the Board previously adopted a resolution authorizing the creation and issuance of a series of preferred stock of the Company designated as “Grasslands Game Shares”, and the Certificate of Designations of the Grasslands Game Shares was filed with the Secretary of State of the State of Delaware on December 17, 2015; and

WHEREAS, no preferred stock of the Company designated as “Grasslands Game Shares” have been issued by the Company;

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to the authority vested in the Board and the provisions of the Amended Certificate, the Certificate of Designations of the Grasslands Game Shares is hereby amended and restated in its entirety and that the designation and number of shares thereof and the relative rights, powers and preferences, and qualifications, limitations and restrictions thereof, as amended and restated, are as follows:

DESIGNATION:	Fig Game Shares – PSY2.

AUTHORIZED SHARES:	6,000 shares.

PSY2 GAME SHARES ASSET:	(i) all assets, liabilities and businesses of the Company to the extent attributed to the co-publishing rights held by the Company under the publishing license agreement between the Company and Double Fine Productions, Inc. (“Double Fine”), entered into in connection with the development and publication of the video game “Psychonauts 2” (the “Game”), as amended from time to time through the date of this certificate of designations (the “License Agreement”); (ii) all assets, liabilities and businesses acquired or assumed by the Company for the account of such co-publishing rights, or contributed, allocated or transferred to the Company in connection with such co-publishing rights (including the net proceeds of any issuances, sales or incurrences in connection with such co-publishing rights, or indebtedness of the Company incurred in connection with such co-publishing rights), in each case, after the date hereof; and (iii) the proceeds of any disposition of any of the foregoing. The PSY2 Game Shares Asset does not include intellectual property rights in the Game.

VOTING POWERS:	No voting powers.

DIVIDEND:

Provided the Game is successfully developed and published, the Company will thereafter receive sales receipts from sales of the Game, net of any distributor’s fees, pursuant to the License Agreement and will share those receipts as follows: (1) the Company will deduct a service fee of 0.1% of such receipts for itself; (2) the Company will allocate the remaining amount into a revenue share for Double Fine and a revenue share for itself, in the proportions specified in the License Agreement; and (3) the Company will pay the holders of PSY2 Game Shares 30% of the Company’s revenue share, in the form of dividends, subject to the Company’s dividend policy. Aggregate dividend amounts will be distributed equally among all holders of PSY2 Game Shares, in proportion to the number of shares held, without regard to whether the shares were bought pursuant to the Offering Circular or otherwise. See “The Current Game, Developer and Shares”, “Our Dividend Policy” and “Description of Company Securities” in the Offering Circular.

Fig’s Board may in its discretion from time to time pay more than 30% of the Company’s revenue share from the Game to holders of PSY2 Game Shares, if in its view business conditions permit it. In all events, Fig’s Board may decide not to pay a dividend or to reduce its size if the Board believes it will be necessary or prudent to retain such earnings in order to avoid a material adverse effect on the Company’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. To the extent the Board determines not to pay a dividend or reduce its size, it will impose the underpayment in a manner equitable to all of its then-outstanding series of Fig Game Shares (which will be presumed to mean imposing the underpayment proportionally across all of the Company’s then-outstanding series of Fig Game Shares, by reducing the dividend amounts to all such series in proportion to the dividend amounts they would otherwise have received; but which may mean imposing the underpayment in some other manner if the Board concludes that such other manner would be clearly more equitable than such proportional imposition).

Subject to the foregoing, dividends on PSY2 Game Shares will be declared every six months, as of every November 15 and May 15, and paid thereafter, in all events after such time (if ever) as the Game is successfully developed and published and the Company begins to receive Game sales receipts.

CANCELLATION BY THE COMPANY:

The Board may at any time following the seven-year anniversary of the delivery date of the Game resolve to cancel the series of PSY2 Game Shares, if at such time the average quarterly gross sales receipts in respect of sales of the Game received by the Company over the four immediately preceding, completed fiscal quarters is less than $25,000 per quarter. Upon cancellation, all rights of the holders of PSY2 Game Shares will cease and such holders will no longer be entitled to dividends or any other economic or other benefit on such shares.

The Board, in its discretion, may also cancel the series of PSY2 Game Shares in the event of a Disposition Event (as defined in the Amended Certificate) in which all or substantially all of the PSY2 Game Shares Asset is disposed of, as described in “Dividend or Redemption upon Disposition of Psychonauts 2 Game Shares Asset”.

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DIVIDEND OR REDEMPTION UPON DISPOSITION OF PSY2 GAME SHARES ASSET:

In the event of a Disposition Event (as defined in the Amended Certificate), in which the PSY2 Game Shares Asset is disposed of, on or prior to the 120th day following the consummation of such Disposition Event, the Board may, in its discretion, but is not required to:

(i) declare and pay a dividend in cash, securities (other than shares of the series of PSY2 Game Shares) or other assets of the Company, or any combination thereof, to the holders of shares of the series of PSY2 Game Shares, with an aggregate Fair Value (as defined in the Amended Certificate) equal to the Allocable Net Proceeds (as defined in the Amended Certificate) of such Disposition Event as of the Determination Date (as defined in the Amended Certificate), such dividend to be paid on all shares of PSY2 Game Shares outstanding as of the Determination Date on an equal per share basis; and thereafter, in its discretion, cancel the series of PSY2 Game Shares if permitted under the terms described under “Cancellation by the Company”; or

(ii) if such Disposition Event involves all (and not merely substantially all) of the PSY2 Game Shares Asset, redeem all outstanding PSY2 Game Shares for cash, securities (other than shares of the series of PSY2 Game Shares) or other assets of the Company, or any combination thereof, with an aggregate Fair Value equal to the Allocable Net Proceeds of such Disposition Event as of the Determination Date, such aggregate amount to be allocated among all PSY2 Game Shares outstanding as of the Determination Date on an equal per share basis; or

(iii) combine all or any portions of (i) or (ii) above on a pro rata basis among all holders of PSY2 Game Shares.

LIQUIDATION:

In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of PSY2 Game Shares outstanding shall be entitled to receive (i) all dividends and other distributions declared or accrued on such series by the Board but not yet paid, plus (ii) an amount equal to the value of the total assets of the PSY2 Game Shares Asset less the total liabilities of such PSY2 Game Shares Asset, in each case ratably in proportion to the number of PSY2 Game Shares held by them; but in such event such holders shall not be entitled to any additional amounts.

TRANSFER RESTRICTIONS:	No holder of PSY2 Game Shares shall, directly or indirectly, sell, give, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of such shares, in whole or in part, except under circumstances that would constitute compliance with the restrictions imposed by Rule 144 under the Securities Act of 1933 on the transfer of securities of issuers that are not subject to the reporting requirements of sections 13 or 15(d) of the Securities Exchange Act of 1934. Such circumstances must be demonstrated to the Company prior to such disposition, by means of a certification as to the facts of the proposed disposition and any other document or documents, including without limitation an opinion of counsel, as the Company may require in its sole discretion, each such document being in form and substance satisfactory to the Company in its sole discretion.

RESOLVED FURTHER, that such Preferred Stock shall have such other powers, terms, conditions, designations, preferences and privileges; relative, participating, optional and other special rights; and qualifications, limitations and restrictions thereof as set forth in the Amended Certificate.

(Signature Page Follows)

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IN WITNESS WHEREOF, the Company has caused this Amended and Restated Certificate of Designations of the PSY2 Game Shares to be executed by its Chief Executive Officer as of the date first set forth above.

FIG PUBLISHING, INC.

By:	/s/ Justin Bailey

Name:	Justin Bailey
Title:	Chief Executive Officer

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